Exhibit 99.1

IAMGOLD intersects a second gold zone on the Monster Lake project

TORONTO, June 15, 2016 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided an update from its ongoing exploration program at its optioned Monster Lake project located 50 kilometres southwest of Chibougamau, Quebec, Canada.  The company is reporting final assay results from the 2016 winter diamond drilling program completed in April 2016 and totaling 8,105 metres from 21 diamond drill holes.

The assay results are provided in Table 1 below and include the following highlights:
(A drill hole plan map and longitudinal section is attached to this news release.)

Monster Lake Shear Zone and 325 - Megane Zone:

•	Drillhole ML16-171: 1.21 metres grading 20.16 g/t gold,
•	Drillhole ML16-175: 0.71 metres grading 9.01 g/t gold, and 5.46 metres grading 2.68 g/t gold
•	Includes: 0.52 metres grading 13.20 g/t gold and 1.13 metres grading 16.00 g/t gold
•	Drillhole ML16-176B: 0.63 metres grading 8.64 g/t gold
•	Drillhole ML16-179: 4.26 metres grading 3.07 g/t gold
•	Includes: 1.44 metres grading 7.91 g/t gold and 2.78 metres grading 2.12 g/t gold
•	Includes: 0.42 metres grading 7.10 g/t gold
•	Drillhole ML-16-182: 1.31 metres grading 6.72 g/t gold.

The 2016 winter drilling program was designed to evaluate targets developed from previous drilling and from mapping and trenching programs completed in summer 2015. Targeting continued to focus on extensions to the Monster Lake Shear Zone ("MLSZ") hosting the 325-Megane zone as well as adjacent structures identified from the exploration program.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "Assay results from this winter drilling program have returned encouraging results from a possible second zone along the main hosting structure MLSZ and in an area located 200 to 400 metres to the north of the 325-Megane Zone. These results continue to improve our geologic understanding of the area which will help guide future exploration."

Next Steps
Further drilling is required to assess the potential to outline a new lens and to continue to explore the MLSZ for additional mineralized zones. The summer 2016 program recently commenced and will include further geological and structural mapping, selected geochemical and geophysical surveys and a follow up diamond drilling program as weather conditions permit later in the year.

About the Monster Lake Project
The Monster Lake project is underlain by Archean volcanic rocks of the Obatogamau Formation and is traversed by an important deformation corridor and associated gold-bearing mineralized structures. Historical drilling and recent success by TomaGold Corporation ("TomaGold') have identified at least a four kilometre long structural corridor, along which most of the known gold occurrences discovered to date on the property are associated, including the 325-Megane Zone.

IAMGOLD holds a 50% interest in the Monster Lake project. Pursuant to an earn-in option agreement with TomaGold amended on October 30, 2015,  IAMGOLD holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a further C$10.0 million on the project within a seven-year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment. IAMGOLD has completed its first year commitment under the terms of the amended option earn in agreement.

Technical Information and Quality Control Notes
The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to the AGAT Laboratory prep lab facility or to ALS Minerals Laboratory, both located in Val-d'Or, Québec.  Samples are coarse crushed to a -10 mesh and then a 1000 gram split is pulverized to 95% passing -150 mesh.  In the case of AGAT Laboratory, analytical pulps are forwarded for analysis at the AGAT Laboratories (ISO / IEC 17025 Certified by the Standards Council of Canada) in Mississauga, Ontario. ALS Minerals processes analytical pulps directly at their facilities located in Val-d'Or which is also ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne (g/t), another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 g/t are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE IAMGOLD Corporation

PDF available at: http://stream1.newswire.ca/media/2016/06/15/20160615_C8675_PDF_EN_713644.pdf

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952 Mobile: (416) 670-3815; Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 06:50e 15-JUN-16